ROLL CRAFT LLC OPERATING AGREEMENT

State of: California

This LCC Operating Agreement ("Agreement") is entered into on 06/01/2025 between Robert Carroll, Peter Hansell, and Gregory Berg (each a "Member" and collectively referred to as the "Members").

The parties agree as follows:

Introductory Provisions

1. **Name:** The Name of the Company shall be Roll Craft, LLC (the "Company").
2. **Principle Place of Business:** The Company's principal place of business shall be at 7366 W. 83rd Street, Los Angeles, CA 90045.
3. **Purpose:** The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of California.
4. **Registered Agent:** United States Corporation Agents, Inc. is the Company's initial registered agent. The registered office is 500 N. Brand Blvd., Glendale, CA 91203.
5. **Term:** The term of the Company commences on [06/01/2025] and shall continue until dissolved pursuant to this Agreement.
6. **Limitation of Liability:** The liability of each Member and employee of the Company shall be limited to the fullest extent provided by law.
7. **Names and addresses of Members:** The Member's names and addresses are attached as Exhibit 1 to this Agreement.
8. **Fiscal Year:** The fiscal year of the Company shall end on [12/31].
9. **Founders:** The founders of the Company ("Founders") are Robert Carroll, Peter Hansell, and Gregory Berg.

Membership Interests and Voting

10. **Members:** The Members are those identified in Exhibit 1. For all purposes within this Agreement, references to Exhibit 1 shall mean Exhibit 1 as may be modified from time to time to reflect changes in Members, Units, and contributions.
11. **Classification of Membership Interests:**
    a. The Company is authorized to issue [10,000,000] membership units of Class A Voting Capital ("Voting Capital") to the voting Members ("the Voting Members"). The Voting Members have the right to vote in proportion to their respective Percentage Voting Interest ("PVI"). The PVI shall be calculated by dividing the individual Member's Voting Capital by the total Voting Capital.
    b. No additional membership units of Class A Voting Capital shall be issued without a minimum 90% approval of the voting Members.
    c. The Company may issue [20,000,000] membership units of Class A Nonvoting Capital ("Nonvoting Capital") to the Members who have no right to vote on any matters. Each Membership unit issued shall be referred to as a "Unit". The membership interests and class are included in Exhibit 1.

12. **Percentage Ownership:** The percentage ownership shall be calculated by combining the total of a Member's Voting Capital and Nonvoting Capital and dividing the sum by the total of all the Members' Voting and Nonvoting Capital. The initial percentages are included in Exhibit 1. All voting capital shall be considered for voting upon execution of this agreement. Shares of the voting capital shall become available to the Voting Members based on the vesting schedule in Exhibit 1.
13. **Membership Votes:** The Voting Members shall vote upon all matters upon which the Members have the right to in proportion to their PVI. The nonvoting Members have no right to vote. The Voting Members may act only collectively and unanimously **OR** with majority-in-interest. For purposes of this Agreement, a "majority-in-interest" shall mean consent or approval of those Members holding a majority of the Units eligible to vote in respect of the matter.
14. Calling a Vote: Calling of vote must be acknowledged by 90% of Voting Capital Members.
15. **Quorum:** The Members holding [at least 55%] of the Voting Capital in the Company represented in person, by telephonic participation, or by proxy, shall constitute a quorum at any meeting of the Voting Members.
16. **Delegation:** The Members may delegate their powers but not their responsibilities, including voting, to officers or agents or employees of the Company.
17. **Transfer:** No Member may transfer any interest without the consent of [all of the Members] of the Members (excluding the proposed transferor and transferee).
18. **New Members:** New or additional members may be admitted at any time by affirmative vote of a majority-in-interest of the Members.

Management

19. The Company shall be managed by a Manager(s). The initial Managers shall be Robert Carroll, Peter Hansell, and Gregory Berg. The term of service of the Managers shall commence on 01/01/2025 and continue until the Members entitled to vote elect a new Manager or until the Manager(s) resigns or is unable to serve (the "Manager Term").
20. A Manager may also be designated an officer of the Company with the title of "President" at the discretion of the Members.
21. The Manager(s) shall be responsible for all day-to-day decisions affecting the Company except for the following, which shall be reserved to the Members:
    a. Hiring or firing senior level employees of the company.
    b. Signing contracts for vendors, service providers, partners and employees.
        i. This does not include standard NDA's, any software or service under $500/year or services not listed in 18.a.
22. The Manager shall receive compensation in the amount approved by a majority-in-interest of the members.
23. The Manager shall:
    a. devote all effort, time, energy, and skill (reasonable vacations and sick days excepted) to managing the Company as the Members deem reasonable and appropriate; and
    b. use its commercially reasonable efforts to promote the success of the Company.
24. The Company shall reimburse the Manager for any and all reasonable expenses incurred or advanced by the Manager on behalf of the Company in connection with the business and affairs of the Company.

Capital Contributions

25. **Initial Capital Contributions:** The Members initially shall contribute capital as described in Exhibit 1 as a condition of the issuance of the respective Units indicated in Exhibit 1. The contribution percentages and totals in the schedule shall be adjusted as they change to reflect the admission of new Members or any other event per a vote of the members.
    a. The members shall make their **prototype contributions** as detailed in Exhibit 1.
    b. If the members all agree to move forward with development, additional funds shall be contributed as detailed in Exhibit 1 with allocation of non-voting shares to be determined by a majority-in-interest Member vote.
26. **Initial Labor Contributions:** In addition to the capital contribution in Exhibit 1. The Members initially shall contribute labor and effort as described in Exhibit 2 as a condition of the issuance of the respective Units indicated in Exhibit 1.
    a. **Labor Contributions:** Each member shall agree to the reasonable efforts they will contribute to the business objectives and financial goals of the Company. As detailed in Exhibit 2.
    b. In the event that those commitments are not met to the satisfaction of the other voting members the issuance of the respective Units shall be held by the company until their commitment is met or they choose to leave the project.
27. **Additional Contributions:** No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous consent of the Members.
28. **Interest:** The Members are not entitled to interest or other compensation on their capital contributions except as expressly provided in this Agreement.
29. **Return:** No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

Intellectual Property

30. **Ownership of Intellectual Property:** Intellectual property created by Members, Managers, Service Providers, employees, and any other contributors to the Company in the course of the Company's business shall be solely owned by the Company.
31. **Use of Intellectual Property: The Company may license its intellectual property to third parties under terms to be determined by the Company, with all proceeds from such licenses being allocated to the Company.**
32. **Intellectual Property Assignment:** Upon a member's withdrawal or termination, all rights to intellectual property created or contributed by that member shall be assigned to the Company.
33. Intellectual Property Contributions: Any intellectual property contributed by a member to the Company shall be owned by the Company, subject to the terms of any separate agreements between the member and the Company.

Allocation of Profits and Losses

34. **Profits/Losses:** For accounting and tax purposes, net profits or net losses shall be determined on an annual basis. Profits and losses will be distributed in proportion to

each Member's relative proportion of total capital in the Company, as set forth in Exhibit 1.

35. **Distributions:** The Members may distribute funds annually or, if determined as necessary by majority-in-interest vote of the Voting Members, at more frequent intervals. No Member has the right to demand or receive distribution in any form other than money. No Member may be compelled to accept distribution of assets in lieu of money, except on dissolution and winding up of the Company.

Salaries, Reimbursement, and Expenses

36. **Organization Expenses:** All expenses in connection with the management and organization of the Company will be paid by the Company.
37. **Salary:** No salary will be paid for the performance of duties under this Agreement by a Member (except as provided for by the Manager who may be a Member) unless approved in writing by a majority-in-interest of the Members, excluding the Member to receive the salary and such Member's interest.
38. **Legal and Accounting Services:** The Company may obtain legal and accounting services to the extent reasonably necessary.
39. **Reimbursement of Expenses:** Expenses shall be submitted for approval of reimbursement upon a majority-in-interest vote of the Members.

Records and Reporting

40. **Books:** The Manager shall maintain complete and accurate books and records in accordance with generally accepted accounting principles.
41. **Records:** The Company shall maintain at its principal office the following:
    a. the full name and last known business or residence address of each Member;
    b. records detailing all capital accounts, including entries for contributions and distributions, ownership interest, percentage ownership, and voting interests;
    c. a copy of the certificate of formation of the Company and any and all amendments;
    d. copies of all federal, state, and local income tax or returns and reports for the six most recent taxable years;
    e. a copy of this Agreement and any amendments;
    f. copies of financial statements of the Company for the six most recent fiscal years;
    g. the books and records as related to the affairs of the Company; and
    h. true and full information regarding the status of the business and financial conditions of the Company, including the amount of cash and description of the agreed value of any property or services contributed or that will be contributed by Members.
42. **Accountings:** At the close of each fiscal year, the Manager shall make a full and accurate accounting of the affairs of the Company, including a balance sheet, a profit and loss statement, and a statement of the Members' equity showing the respective capital accounts and distributions, if any, and any other information necessary for a complete and fair presentation of the financial condition of the Company.
43. **Inspection:** Each Member has the right, on reasonable request related to their interest as a Member, to:

a. inspect and copy during normal business hours any of the Company's records described above;
b. obtain from the Company promptly after becoming available a copy of the Company's federal, state, and local income taxes and returns for each fiscal year.

44. **Partnership for Tax Purposes:** The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state, or local income tax purposes, and that the Members and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.
    a. Each Member will be responsible for his or her own taxes owed from their interest in the Company.

Dissolution and Liquidation

45. **Dissolution**: The Company shall be dissolved upon the occurrence of any the following:
    a. Approved by Members holding at least 90% of the Voting Capital in the Company.
    b. Bankruptcy, death, dissolution, expulsion, incapacity, or withdrawal of any Member unless a majority-in-interest of the remaining Members gives written consent to continue.
    c. As required by law or judicial decree.
46. **Winding Up and Distribution:**
    a. Upon dissolution of the Company one or more Members elected by a majority-in-interest shall be the liquidating Member(s) ("Liquidating Member").
    b. The Liquidating Member shall wind up the Company's affairs, liquidate the property and assets, and terminate any remaining business.
    c. The Liquidating Member(s) shall give a full accounting of the assets and liabilities. The assets and liabilities may be liquidated by selling the assets and distributing the net proceeds.
    d. The proceeds of the liquidation shall be distributed in this order:
        i. the expenses of liquidation;
        ii. debts and liabilities of the Company (including debts of the Company to the Members or affiliates);
        iii. a reserve for contingent or unforeseen liabilities or obligations to third parties (to be held in escrow by an agent chosen by the Liquidating Member);
        iv. to the Members in proportion to the Units owned by each Member relative to the total of all issued Units.

Indemnification

47. **Members:** No Member shall be liable to the Company or the other Members for damages or otherwise with respect to any actions taken in good faith and reasonably believed to be in the best interests of the Company, unless the Member has committed fraud gross negligence, willful or want misconduct, or a material breach of this Agreement or the fiduciary duties of the Member.
48. **Indemnification by Company:** The Company shall indemnify, hold harmless and defend the Members in their capacity as Members, the Manager and all managers, or officers, from and against any loss, expense, damage, or injury sustained as a result of any acts or omissions arising out of any activity of the Company, unless the Member

seeking indemnification has committed fraud, gross negligence, willful or wanton misconduct, or a material breach of this Agreement or the fiduciary duties of the Member relating to the basis for the claim for indemnification. No Member (other than those Members that are acting as employees of the Company, but solely in their capacity as an employee) shall have any fiduciary duties to the Company or to any other Member.

49. **Indemnification by Members:** The Members agree to indemnify and defend the Company, including the other Members, the Manager and each of their respective employees, agents, partners, shareholders, officers, and directors; and hold them harmless from and against any and all claims, liabilities, damages, costs, and expenses arising out of any fraud, gross negligence, willful or wanton misconduct or a breach of this Agreement by that Member. To the fullest extent permitted by law, no Member (other than those Members that are also a Manager or that are appointed as officers of the Company Manager, but solely in such capacities) shall have any fiduciary duties to the Company or to any other Member.
50. **Insurance:** The Company shall have the authority to purchase and maintain insurance covering any person who is or was a Member or agent of the Company against any liability asserted against the person arising out of his/her status as a Member or agent of the Company, regardless of whether the Company would have the authority to indemnify such person against liability under this Agreement or applicable law.

Confidential Information

51. Each Member and the Manager hereby acknowledges that the Company has or may have, utilizes or may utilize, may develop and/or may acquire proprietary intellectual property, trade secrets, and other confidential information not generally known to the public (collectively, "Confidential Information").
52. Each Member and the Manager acknowledges that such Confidential Information is a special, valuable, and unique asset of the Company and agrees that it will not use any such Confidential Information for its own benefit or for the benefit of any person or entity with which it may be associated in any manner except the Company or its Affiliates. Except:
    a. in connection with maintaining and reporting its investment in the Company as reasonably required in its own operation;
    b. in connection with the responsibilities hereunder or operation of the Company and for the benefit thereof, or
    c. as may be required by law or court order (in which event the Member or the Manager so required shall promptly notify the Company, as the case may be, to give the respective entity an opportunity to seek an appropriate protective order), each Member and the Manager agrees that it will not disclose any Confidential Information to any Person unless such information is previously known, was disclosed on a non-confidential basis or was disclosed by the Company in a manner intended to not be confidential.
53. "Affiliate" of a Party means:
    a. any corporation, partnership, trust or other entity controlling, controlled by or under common control with such Party;
    b. any executive officer, director, trustee or general partner of any Party described in above;
    c. or any spouse, lineal ancestor, lineal descendant or member of the household of such Party. For purposes of this section, "control" shall mean the control or

ownership of fifty percent (50%) or more of the voting securities in the Party referred to.

54. **Member Contributions:** Each Member and the Manager further acknowledges that it may contribute ideas, knowledge, know-how and, potentially, Confidential Information of such disclosing Member or the Manager to the Company, the employees, agents or contractors of the Company. Each disclosing Member or the Manager shall retain ownership of such Confidential Information but grants to only the Company, not to the individual(s) to whom the information was disclosed in his/her respective personal capacity(ies), the limited right to use such Confidential Information solely and exclusively for the benefit of the Company, and not any individual Member other than the disclosing Member; and each Member and the Manager other than the discloser promises and agrees to not use Confidential Information of a disclosing Member or the Manager for any purpose whatsoever except in connection with the Company and except with the written consent of both the disclosing Member and the Company. For purposes of this Section, all references to the Company shall include its Affiliates.
55. **Exceptions:** Confidential Information shall not include any information which a Member or the Manager can show, by contemporary documentation:
    a. is now or later becomes available in the public domain without breach of this Agreement by the Member or the Manager;
    b. was in the possession of the Member or the Manager prior to disclosure to the Member or the Manager by the Company;
    c. was received from a third party without breach of any nondisclosure obligations to the Company or otherwise in violation of the Company's rights; or
    d. was developed by the Member or the Manager independently of any Confidential Information received from the Company.

Representations and Warranties

56. **Investment Matters:** Each Member, severally and not jointly, hereby warrants and represents to the Company and to each other Member that:
    a. such Member is acquiring his, her or its Units solely for investment and not with a view to the distribution or resale thereof or to divide his or its participation with others;
    b. such Member is acquiring his, her or its Units with his, her or its own funds and for his, her or its own account and not on behalf of any other Person;
    c. neither such Member nor any other Person acting on his, her or its behalf has paid any commission or other compensation to any Person in connection with such Member's acquisition of his, her or its Units; and
    d. such Member acknowledges that none of the Units has been registered or qualified under the Securities Act of 1933, as amended from time to time (the "Securities Act"), or any applicable state securities laws, and, in addition to the other restrictions on disposition contained in this Agreement, the Units may not be sold, transferred or otherwise disposed of in whole or in part unless a registration statement under the Securities Act with respect to such Units and qualification in accordance with all applicable state securities laws has become effective, or unless such Member establishes to the satisfaction of the Company that an exemption from such registration and qualification is available.

57. **Authorization; No Conflicts; Due Execution and Delivery:** Each person now or hereafter becoming a Party to this Agreement hereby represents and warrants to the Company and each other Party hereto that such person is of legal age and is duly authorized to execute, deliver and perform this Agreement, and such execution, delivery and performance will not breach, conflict with, give rise to a default under, or violate any law, rule, regulation or order applicable to such person or by which such person is bound, nor any material contract or agreement to which such person is a party or by which such person is bound. Each person executing or delivering this Agreement in a representative capacity on behalf of another person represents and warrants to the Company and each Party hereto that such representative is duly authorized to do so.

Dispute Resolution

58. Any dispute arising out of or related to this Agreement that the Members are unable to resolve by themselves shall be settled by arbitration in the State of **California** in accordance with the rules of the American Arbitration Association.
59. The written decision of the arbitrator(s), as applicable, shall be final and binding on the Members. Judgment on a monetary award or enforcement of injunctive or specific performance relief granted by the arbitrator(s), or to enforce this arbitration agreement, may be entered in any court having jurisdiction over the matter without the requirement of a bond.

Binding Effect

60. This Agreement shall be binding upon and inure to the benefit of the Members and their respective legal representatives, heirs, administrators, executors, successors and permitted assigns.

Severability

61. If any provision of this Agreement is held to be invalid, illegal, or unenforceable in whole or in part, the remaining provisions shall not be affected and shall continue to be valid, legal and enforceable as though the invalid, illegal or unenforceable parts had not been included in this Agreement.

Governing Law

62. The terms of this Agreement shall be governed by and construed in accordance with the laws of the State of **California**, not including its conflicts of law provisions.

Further Assurances

63. At the written request of one Member, the other Members shall execute and deliver such other documents and take such other actions as may be reasonably necessary to effect the terms of this Agreement.

Headings

64. The section headings herein are for reference purposes only and shall not otherwise affect the meaning, construction or interpretation of any provision in this Agreement.

Entire Agreement

65. This Agreement contains the entire understanding between the Members and supersedes and cancels all prior agreements of the Members, whether oral or written, with respect to such subject matter.

Counterparts

66. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together, shall constitute one and the same document.

Amendment

67. This Agreement may be amended or modified only by a written agreement signed by all of the voting-Members.

Notices

68. Any notice or other communication given or made to any Member under this Agreement shall be in writing and delivered by hand, sent by overnight courier service or sent by certified or registered mail, return receipt requested, to the address in Exhibit 1 or to another address as that Member may subsequently designate by notice and shall be deemed given on the date of delivery. For a notice to be valid, an email copy shall accompany each of the foregoing modes of noticing a Party. An email notice, by itself, shall suffice as notice at such time as the sender receives a receipt acknowledgment or the recipient replies, directly or indirectly, to such notice.

Waiver

69. No Member shall be deemed to have waived any provision of this Agreement or the exercise of any rights held under this Agreement unless such waiver is made expressly and in writing. Waiver by any Member of a breach or violation of any provision of this Agreement shall not constitute a waiver of any other subsequent breach or violation.

Survival

70. Notwithstanding termination of this Agreement and the Company, the following Sections hereof shall survive such termination:
    a. Indemnification;
    b. Confidential Information;
    c. Dispute Resolution;
    d. Binding Effect;
    e. Severability;
    f. Governing Law;
    g. Further Assurance;
    h. Headings;
    i. Entire Agreement;
    j. Counterparts;
    k. Amendment;
    l. Notices;
    m. Waiver; and
    n. Survival.

IN WITNESS WHEREOF, THIS AGREEMENT HAS BEEN EXECUTED AND DELIVERED AS OF THE DATE FIRST WRITTEN ABOVE.

SIGNATURES

[signature]	Gregory B Berg
Member Signature	**Member** Full Name
[signature]	Robert T Carroll
Member Signature	**Member** Full Name
[signature]	Peter Hansell
Member Signature	**Member** Full Name

EXHIBIT 1
MEMBERS
As of 10/15/2024

Name and Address	# Units/ Class	% of Voting Capital	% of Total Capital	Vesting Schedule	Prototype Considerati on Paid
Robert Carroll 9368 Aldabra Ct San Diego, Ca 92129	3,000,000 / Voting Capital	30%	10%	50% after 1 year from signing. 4.16 % additional per month after 1 year until 100% vesting.	$10,000
Peter Hansell 1185 Weber Way Sacramento, Ca 95822	3,000,000 / Voting Capital	30%	10%	50% after 1 year from signing. 4.16 % additional per month after 1 year until 100% vesting.	$3,000
Greg Berg 7366 W 83rd St Los Angeles, Ca 90045	3,000,000 / Voting Capital	30%	10%	50% after 1 year from signing. 4.16 % additional per month after 1 year until 100% vesting.	$10,000
Total	**9,000,000**				**$23,000**

Clarifications:

- 1,000,000 units of Voting Capital are reserved for future issuance to investors, employees and partners.
- 20,000,000 units of non-voting Capital are reserved for future issuance to investors and employees. service providers.
- All voting shares vest immediately on sale of the company.

Other Considerations:

Each member will provide their prototype consideration on the founding of the company. Those funds will be used to create a prototype of the RollCraft game. Once the prototype is completed, the founders will vote on whether to continue development. If all founders are in agreement, an additional $20,000 will be contributed as follows:

Rob Carroll: Up to an additional $10,000
Greg Berg: Up to an additional $10,000

EXHIBIT 2
Labor Expectations
As of 10/15/2024

Labor and Effort Considerations:
In addition to any capital contributed by the members, there are also expectations of development labor and efforts that the members shall provide to help create RollCraft. Each member shall agree to the following contributions they will make and the other members agree to these contributions as part of the requirements to receive the issuance of their respective Units indicated in Exhibit 1.

Rob Carroll Labor and Effort Considerations:
Establish and manage the day to day business activities.
Ensure taxes and company documents are created and filed.
Contribute to the development of the game design and system implementation.
Contribute to the story and lore creation of the game

Peter Hansell Labor and Effort Considerations:
Contribute to the game design
Contribute to the story and lore creation of the game
Create the look and art style of the game
Create the art assets for the game

Greg Berg Labor and Effort Considerations:
Contribute to the game design
Contribute to the story and lore creation of the game
Contribute to the development by making tutorial videos
Contribute to the marketing with the creation of video assets